THE LEBRECHT GROUP
 A PROFESSIONAL LAW CORPORATION

Brian A. Lebrecht, Esq.	Craig V. Butler, Esq. * Admitted only in California*

November 18, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attn: Allicia Lam

Re:	China Youth Media, Inc. Amendment No. 2 to Form 8-K Amended Filed October 5, 2011 Amendment No. 1 to Form 10-Q for the period ended June 30, 2011 Filed October 5, 2011 File No. 000-33067

Dear Mr. Kruczek:

On behalf of China Youth Media, Inc., now known as Midwest Energy Emissions Corp. (the “Company’), we herein provide the following responses to the Commission Staff comment letter dated October 18, 2011, regarding the above-listed (a) Current Report on Form 8-K filed on June 27, 2011, and amended on August 10, 2011 and October 5, 2011, and (b) Quarterly Report on Form 10-Q filed on August 22, 2011 and amended on October 5, 2011.  We have summarized the Staff’s comments in bold and italics followed by the Company’s response.

Please be advised that as disclosed in a Current Report of Form 8-K filed on November 4, 2011, we intend to file a Form 8-K/A in order to restate the financial statements of Midwest included in the Form 8-K filed on June 27, 2011.  Such Form 8-K/A is intended to be filed as soon as possible after the date hereof.  We will also include in such Form 8-K/A the revisions indicated below.

1.           Your response to prior comment 1 states that your operations have been “real” and not “existing in name only.”  Your response further states that the assets you held are “consistent with a media and advertising company.”  However, given your prior disclosures regarding the impact of the “Termination Agreements” on your operations and subsequently entering into an agreement to assist you in effecting a reverse merger “with an operating business,” it continues to appear that you abandoned your prior business activities and that the assets referenced in your response were unrelated to the activities you were conducting at least as of the date of that agreement.  Therefore, it also continues to appear that your assets and operations were nominal at least as of that date.  Please revise your disclosure accordingly.

IRVINE OFFICE: 9900 RESEARCH DRIVE		SALT LAKE CITY OFFICE: 406 W. SOUTH JORDAN PARKWAY
IRVINE CALIFORNIA • 92618 (949) 635-1240 • FAX (949) 635-1244	www.thelebrechtgroup.com	SUITE 160 SOUTH JORDAN UTAH • 84095 (801) 983-4948 • FAX (801) 983-4958

Allicia Lam
U.S. Securities and Exchange Commission
Division of Corporation Finance
November 18, 2011

The Company acknowledges that the Termination Agreements create the appearance that it may have been completely shutting down all operations.  And the Company certainly acknowledges that its operations were reduced at or around that time, primarily as a result of the Termination Agreements, and that it was transitioning and seeking new lines of business (thus the consulting agreement with Latitude 20).  However, the Company is adamant that it did not “abandon” its prior business activities as suggested in your comment above, and that at no time were its assets or operations “nominal” as such term is used in this context.  We further highlight that at all times in question the Company had three different operating subsidiaries in China, and only after the reverse merger was the dissolution of those subsidiaries started.

Admittedly, the Company was struggling financially, and the recession only magnified the Company’s financial troubles as it continued to struggle.  But as you know, the test for shell status centers around operations and assets (not even, necessarily, assets related to its historical business, as you suggest in your comment above).  The Company has provided supported information about its assets in previous comment response letter; notwithstanding, there is ample evidence of more-than-nominal operations as well.

Enclosed with the paper copy of this correspondence response you will find the following:

1.           Payroll records from Beijing Foreign Enterprise Human Resources Service Co., Ltd.  These records are in Chinese, evidencing the Company’s continued operations in China, and while all the details are not ascertainable, it certainly indicates that there was payroll being paid during the applicable time.  Pages 000001-000002.

2.           Payroll summary for 2010, indicating the number of employees and payroll amounts paid to them.  Pages 000003-000006.

3.           Individual payment orders from HSBC Bank, with the amount and the purpose highlighted for your review, indicating payment of payroll, rent, and editorial fees paid for the review of website content.  These are dated from January 2011 through July 2011.  Pages 000007 to 000032.

4.           HSBC Bank statements for Youth Media (Hong Kong) Limited, an operating subsidiary of the Company.  The bank statements, again dated January 2011 through September 2011, confirm activity (although they do not specify the activity, that detail would be in payment orders provided pursuant to number 3, above.)  Pages 000033 to 000052.

5.           HSBC Bank statements for Digicorp, the former corporate name of the Company before the name change to China Youth Media, Inc..  Again, dated from January 2011 through September 2011, these statements show activity to third parties for salary, insurance, rental deposits, etc.  Pages 000053 to 000071.

Allicia Lam
U.S. Securities and Exchange Commission
Division of Corporation Finance
November 18, 2011

6.           HSBC Bank statements, in Chinese, for an account overseas, that again shows activity for payroll, insurance, etc.  Pages 000072 to 000081.

Finally, I would like to emphasize that this isn’t the type of company that the Commission intended the public to be protected from when it added Rule 144(i) to define nominal operations or assets.  The Company timely filed a Current Report on Form 8-K, including more information than is technically required by the instructions to Form 8-K, and timely filed pro-forma financial statements in an amendment thereto.  In addition, beginning with the very next reporting period, the Company filed financials reflecting reverse merger accounting treatment of the acquired entity.  The marketplace has full and complete information about the Company, and has all along.

The Company is not aware of any clear guidance as to what constitutes nominal operations or assets.  In our previous comment response, we provided a definition of nominal from Black’s Law Dictionary, which we have restated again below:

titular; existing in name only, not real or substantial; connected with the transaction or proceeding in name only, not in interest, not real or actual; merely named, stated or given, without reference to actual conditions; often with the implication that the thing named is small, slight, or the like, in comparison to what might properly be expected, as scarcely to be entitled to the name; e.g., a nominal price.

While the operations of the Company were certainly in decline, they still existed.  Again, the operating subsidiaries were in China and thus it is difficult to produce common documentation to support them.  The enclosed documentation shows, at a minimum, that they were more than titular, that they existed in more than name only, and that they were real.

Finally, we wish to draw your attention again to the assets of the Company as March 31, 2011.  Computer software and equipment before depreciation was valued at $101,270, which is an increase from December 31, 2010.  The Company is in the digital media business, and computer equipment and software are consistent with its operations in that line of business.

Item 1.01 Entry into a Material Definitive Agreement

2.           Please expand your revisions in response to prior comment 3 to clarify how Eastern Sky facilitated negotiations and assisted professionals.  Also revise to clarify which professionals were introduced by Eastern Sky.

The paragraph restated below will be revised in the Form 8-K/A to specifically identify the individuals that Eastern Sky introduced on behalf of the Company and Midwest, and the professionals that Eastern Sky introduced.  It will also be modified to clarify that Eastern Sky did not represent either party nor negotiate on either parties’ behalf.

Allicia Lam
U.S. Securities and Exchange Commission
Division of Corporation Finance
November 18, 2011

Finally, in connection with the transactions contemplated by the Merger Agreement, and pursuant to Midwest’s obligations under a Business Consulting Agreement dated March 18, 2011, we issued 5,000,000 shares of our common stock to Eastern Sky, LLC as compensation for consulting services rendered in connection with the transaction.  These consulting services included facilitating negotiations between the Company and Midwest, specifically providing introductions between Jay Rifkin and Richard MacPherson, and introducing various professionals to the parties, including but not limited to proposed legal counsel for Midwest, and accounting professionals necessary to prepare financial statements for Midwest.  Eastern Sky did not represent either party in the transaction, and did not negotiate on either party’s behalf.

Exhibit 2.1

3.           We note your response to prior comment 8; however, it appears you have not yet provided all attachments to the merger agreement.  Likewise, you have not yet filed the agreement with Latitude 20, contrary to your response to prior comment 1.  Therefore, we reissue the last sentence of prior comments 1 and 8.

The Disclosure Schedule is provided to you supplementally as an attachment to this comment response letter.  It was omitted from the last response in error.

A copy of the Letter Agreement dated March 29, 2011 by and between the Company and Latitude 20, Inc. will be added to the Form 8-K/A as Exhibit 10.7.  It was omitted from the last amendment to the filing in error.

Exhibit 99.3

Pro Forma Financial Information, page 1

4.           We may have further comments on the accounting for the merger under FASB ASC 805 and the related pro forma information under Article 8 of Regulation S-X once our comments regarding whether the legal acquirer is a shell company as defined in Exchange Act Rule 12b-2 are resolved.

Your comment is acknowledged.

Amendment no.  1 to Form 10-Q for the period ended June 30, 2011
Exhibits 31.1 and 31.2

5.           We refer to your response to comment 18.  In future filings, please revise the certifications so that the wording is exactly as specified in Item 601(31) of Regulation SK.  In that regard, in paragraph 4(a), after the phrase “relating to the registrant,” insert the phrase “including its consolidated subsidiaries.”

In future filings, the certifications will be stated as requested.

Allicia Lam
U.S. Securities and Exchange Commission
Division of Corporation Finance
November 18, 2011

Company Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The letter attached hereto indicates the Company’s agreement and affirmation of the above “Company Statements.”

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,

By:	/s/ Brian A. Lebrecht, Esq.
Brian A. Lebrecht, Esq.

November 18, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attn: Allicia Lam

Re:	China Youth Media, Inc. Amendment No. 2 to Form 8-K Amended Filed October 5, 2011 Amendment No. 1 to Form 10-Q for the period ended June 30, 2011 Filed October 5, 2011 File No. 000-33067

Dear Mr. Kruczek:

China Youth Media, Inc., now known as Midwest Energy Emissions Corp. (the “Company”) hereby affirms and agrees with the following statements related to the comment response for the above-mentioned filing to be filed with the Commission on or about November 18, 2011:

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,

By:	/s/ John F. Norris, Jr.
John F. Norris, Jr.
Chief Executive Officer